Exhibit 99.2
NORTHGATE MINERALS CORPORATION
Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
For the three months ended March 31, 2008 and 2007 (unaudited)
(All dollar amounts are stated in United States dollars unless otherwise indicated.)
The interim consolidated financial statements of the Corporation as at March 31, 2008 and for the three months ended March 31, 2008 and 2007 have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial reporting. Such principles differ in certain respects from United States (“US”) GAAP. For information on material differences between Canadian GAAP and US GAAP, references should be made to the Supplementary Note, Reconciliation to United States Generally Accepted Accounting Principles for the years ended December 31, 2007 and 2006 included in the Corporation’s Annual Report on Form 40-F and the Supplementary Note, Item 18 Reconciliation to United States Generally Accepted Accounting Principles for the years ended December 31, 2007 and 2006 (collectively, the “US GAAP Reconciliations”), which are incorporated by reference in this filing.
The financial information presented in the interim consolidated financial statements and in this reconciliation to US GAAP is unaudited. However, in the opinion of management such information reflects all adjustments, consisting solely of normal recurring adjustments, which are necessary for a fair statement of the results for the interim periods presented.
The significant measurement differences listed in the US GAAP Reconciliations that are applicable to the interim consolidated financial statements as at March 31, 2008 and for the three months ended March 31, 2008 and 2007, are as follows:
–	The United States Securities and Exchange Commission (“S.E.C.”) staff have indicated that their interpretation of Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets", requires mineral property costs be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. Under Canadian GAAP, certain exploration expenses have been capitalized while for US GAAP purposes, these costs would be recognized as exploration expenses as incurred. As a result, under US GAAP, differences exist in the carrying value of mineral property, plant and equipment, the recognition of exploration expenses, net earnings for the period, and the classification of these costs in the consolidated statement of cash flows.

–	Prior to 2003, the Corporation owned 95% of the Kemess Mine and recognized minority interest for the 5% interest it did not own. For US GAAP purposes, differences between Canadian GAAP and US GAAP were allocated between the Corporation and minority interest based on their respective interests. During 2003, the Corporation purchased the 5% interest it did not already own and allocated the excess purchase price to mineral properties. As a result of differences between Canadian and US GAAP previously allocated to minority interest, a difference between Canadian GAAP and US GAAP arose on acquisition of the minority interest related to the amount allocated to mineral properties. This difference is being amortized over the life of the Kemess mine using the units of production method. As a result, under US GAAP, differences exist in the carrying value of mineral property, plant and equipment and in the amount of depreciation and depletion expense.

–	Under U.S GAAP, share purchase warrants denominated in a currency that is not the functional currency of the Corporation should be accounted for as a liability, with the change in fair value recorded through the statement of operations. Under Canadian GAAP, share purchase warrants are accounted for as equity. All share purchase warrants were exercised or expired in 2006. Share

NORTHGATE MINERALS CORPORATION
Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
For the three months ended March 31, 2008 and 2007 (unaudited)
(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)
capital and contributed surplus would increase for US GAAP purposes to account for the fair value of all warrants which were exercised or expired in 2006. A corresponding decrease in retained earnings would also be recognized.
–	In 2000, the Corporation issued 1,500,000 warrants to Brookfield Asset Management, a former significant shareholder of the Corporation, relating to advisory services and financing provided in connection with the acquisition of the Kemess Convertible Royalty. Under US GAAP, the granting of these warrants would be considered a financing fee with the fair value being a cost associated with the acquisition. As a result, under US GAAP, differences exist in the carrying value of mineral property, plant and equipment and shareholders’ equity as at March 31, 2007. For US GAAP purposes, these costs were included in a writedown recorded by the Corporation in its quarter ended September 30, 2007.

–	Under US GAAP, all derivative financial instruments which do not qualify as a hedge under SFAS 133 are recognized in the consolidated financial statements and measured at fair value regardless of the purpose or intent for holding them, with changes in the fair value of derivative financial instruments recognized in earnings.

With the adoption of CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, Section 3865, Hedges, Section 1530, Comprehensive Income and Section 3251, Equity, on January 1, 2007, the Corporation’s accounting for derivative financial instruments and hedging activities are substantially harmonized with US GAAP. Upon adoption, the Corporation elected to discontinue hedge accounting for its gold forward sales contracts. Consistent with US GAAP, these contracts have been recognized in the balance sheet at January 1, 2007 at fair value with changes in fair value charged to earnings for the three months ended March 31, 2007. However, for Canadian GAAP purposes, the effect of the adoption of these new standards and the discontinuance of hedge accounting resulted in a charge to accumulated other comprehensive income on the balance sheet at January 1, 2007. A portion of this amount is reclassified to net earnings for Canadian GAAP as the related forward contracts are settled. This reclassification does not exist under US GAAP. As a result, under US GAAP, differences exist in revenues and other comprehensive income for the three months ended March 31, 2007, and in accumulated other comprehensive income and retained earnings as at March 31, 2007. All contracts had settled by December 31, 2007.

Prior to January 1, 2004, a difference between US and Canadian GAAP existed with respect to the use of hedge accounting for the Corporation’s gold forward sales contracts. As a result, under US GAAP, differences exist in mineral property, plant and equipment and retained earnings as at March 31, 2007. For US GAAP purposes, this amount was included in a writedown recorded by the Corporation in its quarter ended September 30, 2007.

–	In 2006, FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109". This interpretation prescribes a recognition threshold and measurement criteria for the financial statement recognition of a tax position taken or expected to be taken in a tax return. The Corporation was required, effective January 1, 2007 for US GAAP purposes only, to determine whether it is more likely than not that a tax position will be sustained upon examination and such positions that meet this threshold will be measured at the most likely amount to be realized upon settlement. The Corporation has reviewed its tax positions and determined that the application of FIN 48 does not result in any material adjustment for US GAAP purposes.

NORTHGATE MINERALS CORPORATION
Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
For the three months ended March 31, 2008 and 2007 (unaudited)
(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)
As described in the US GAAP Reconciliations, there are certain recently issued US accounting pronouncements that were not effective for the year ended December 31, 2007 but would have been effective for the three month period ended March 31, 2008 had the Corporation prepared its interim consolidated financial statements under US GAAP. The Corporation has concluded that the impact of adopting these recently issued US accounting pronouncements will not be material for the 2008 fiscal year.